P.E. 2/13/02

02014917

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending February 13, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1° Press release issued by Cambior Inc. on January 10, 2002 announcing new business conditions and modifications to the terms of the mineral agreement for the Gross Rosebel gold project;

2° Press release issued by Cambior Inc. on January 14, 2002 reporting its 2001 production and targets for 2002 and updating its revenue protection program;

3° Press release issued by Cambior Inc. on January 31, 2002 announcing significant increase in mineral reserves at Niobec mine life increased to more than 16 years;

4° Press release issued by Cambior Inc. on February 11, 2002 announcing a special warrant offering of up to $30 million; and

5° Material change report issued by Cambior Inc. on February 12, 2002 regarding the special warrant offering.

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 10, 2002
All amounts are expressed in US dollars

NEW BUSINESS CONDITIONS AND MODIFICATIONS TO THE TERMS OF THE MINERAL AGREEMENT FOR THE GROSS ROSEBEL GOLD PROJECT

Cambior Inc. is pleased to announce today that the Government of Suriname has agreed to Cambior acquiring Golden Star Resources Ltd's interest in the Gross Rosebel gold project (the "Project") located in Suriname and to new business conditions and modifications to the terms of the 1994 Mineral Agreement governing the development and operation of the Project. In essence, Cambior obtained:

- the Government's unconditional commitment to grant a Right of Exploitation for the Project promptly after the Government's approval of the Project's revised feasibility study and the Environmental Impact Assessment;
- the Government's undertaking to facilitate the timely incorporation of a Surinamese operating company ("Opco") to hold the Right of Exploitation and operate the Project;
- the deferral of the $2.5 million payment, previously due upon the granting of the Project's Right of Exploitation, over a 3-year period from the first anniversary of the Project's commencement of commercial production;
- the relinquishing by Grasshopper Aluminum Company N.V., a state-owned Surinamese Company, of its options to purchase up to a 40% interest in the Project; in return, the Government will, upon commencement of commercial production of the Project, own a 5% carried interest in the share capital of Opco and a price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable (previously $500);
- the availability of power at a base cost of 3¢ per kWh when the quarterly market price of gold is under $310 per ounce (increasing gradually to a maximum of 7¢ per kWh if the quarterly market price of gold exceeds $375 per ounce); and
- a corporate income tax rate being the lesser of the available rate from time to time (currently 36%) and 45% as fixed in the 1994 Mineral Agreement.

In connection with the Gross Rosebel transaction announced on October 31, 2001, Cambior has agreed to pay Golden Star a $3 million deposit on the $5 million initial installment to acquire Golden Star's 50% interest in the Project. The balance of the first installment will be paid upon closing of the transaction, expected in the near future. With the closing of the transaction, Cambior will benefit from a strong synergy with the Omai mine operations in the Guiana Shield and plans to further optimize capital expenditures through the transfer of available equipment from the Omai mine. A revised feasibility study for the project is expected in mid-2002.

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are pleased with the outcome of our negotiations with the government of Suriname and the resulting business conditions and modifications to the 1994 Mineral Agreement, which will enhance the economic viability of the Project. We look forward to commencing work on the revised feasibility study".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2000 Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

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For additional information, please contact:

CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-1

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 14, 2002
All amounts are expressed in US dollars
(2001 results are unaudited)

CAMBIOR REPORTS ITS 2001 PRODUCTION AND TARGETS FOR 2002 AND UPDATES ITS REVENUE PROTECTION PROGRAM

Cambior Inc. reports production of 160,700 ounces of gold at an estimated direct mining cost of $197/oz and sales of 360 tonnes of niobium for the fourth quarter of 2001. For 2001, gold production totalled 615,000 ounces at an estimated direct mining cost of $213/oz and niobium sales were 1,380 tonnes, representing increases over the production levels attained in 2000.

The **Omai** mine performed above expectations during the fourth quarter, producing 91,100 ounces of gold at an estimated direct mining cost of $198/oz, compared to 86,800 ounces produced at a direct mining cost of $231/oz in the corresponding quarter of 2000. This improved performance was due to a higher head grade caused by additional reserves in the Wenot Pit and a higher proportion of hard rock milled. The mill processed 2.0 million tonnes of ore (22,000 tonnes per day) at an average head grade of 1.52 g Au/t. In 2001, the Omai mine established a new production record with 354,200 ounces of gold, a 7% increase over 2000; the estimated direct mining cost was $214/oz for the year. The production target for 2002 is 285,500 ounces of gold at an estimated direct mining cost of $237/oz. The lower gold production anticipated for 2002 is due to a lower grade milled caused by the processing of the remaining low-grade soft rock stockpile (0.7 g Au/t) and the depletion of the higher grade in the Wenot Pit by the end of the first quarter. Capital expenditures for 2002 are estimated at $3.9 million, a significant decrease from previous years reflecting the lower stripping ratio.

The **Doyon Division** performed very well, contributing 62,000 ounces of gold for the fourth quarter at an estimated direct mining cost of $188/oz. The Division processed 305,000 tonnes at an average grade of 6.5 g Au/t from the underground mines and 29,700 tonnes at a grade of 1.0 g Au/t from the low-grade stockpile. For 2001, the Doyon Division produced 228,700 ounces of gold at an estimated direct mining cost of $209/oz. The 2002 production target will be maintained at 225,200 ounces of gold at an estimated direct mining cost of $217/oz, similar to the 2001 results. Capital expenditures for 2002 are estimated at $6.6 million mainly for exploration and deferred development. The exploration program (surface and underground) and mineral reserves development program will include more than 50,000 metres of diamond drilling in 2002. The search for new mineral reserves and mineral resources between levels 8 and 14 in the ore zone extensions will be the main target of the underground program, while surface exploration will focus on the strongly altered units to the east and west of the Doyon mine.

Cambior's share of production from the **Sleeping Giant** mine for the fourth quarter amounted to 7,600 ounces of gold at an estimated direct mining cost of $257/oz compared to 9,100 ounces at a direct mining cost of $198/oz for the same period last year. This decrease in production is due to a lower head grade, as was anticipated in the 2001 mine plan; the higher costs in the quarter are due to additional definition drilling and stope preparation for the recently discovered high-grade reserves in Zone 8. For 2001, Cambior's share of production totalled 31,900 ounces of gold at an estimated direct mining cost of $223/oz, compared to 39,000 ounces at a direct mining cost of $179/oz in 2000. Cambior's share of the targeted production for 2002 is 36,100 ounces of gold at an estimated direct mining cost of $215/oz. The increase in production is caused by higher grade ore from Zone 8. A 42,000-metre drilling program is scheduled in Zones 6, 7, 8, 18 and 30 and other high potential sectors of the mine in 2002 to extend mineral reserves and resources. Cambior's share of capital expenditures for 2002 is estimated at $1 million, the same level as last year.

For the fourth quarter of 2001, Cambior's share of production from the **Niobec** mine was 430 tonnes of niobium, a significant increase over the corresponding quarter in 2000 due to the mine expansion. Niobium sales totalled 360 tonnes. For 2001, Cambior's share of production totalled 1,503 tonnes of niobium and sales totalled 1,380 tonnes. The niobium production level attained in 2001 will be maintained in 2002 with 1,555 tonnes budgeted. Cambior's share of capital expenditures should be at the same level as last year, approximately $1 million, and will be used for deferred development and improvement projects.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

During the fourth quarter, gold averaged $279 per ounce, up slightly over the previous quarter. For the year 2001, the gold price averaged $271 per ounce, the lowest average price since 1978. The closing price for gold as at December 31, 2001 was $277 per ounce and the average gold price in 2000 was $279/oz.

In order to secure the cash operating margins at its mines and reduce its exposure to an unfavourable lower gold price, the Company maintains a Revenue Protection Program for its gold operations. The effectiveness of the strategy can be measured through the comparison of the average realized price to the average market price over time.

As of December 31, 2001, Cambior's revenue protection program consisted of minimum delivery obligations of 1.3 million ounces at an average price of $298 per ounce. These hedge positions include forward contracts, prepaid gold forward sales and the minimum quantity of variable volume forward contracts. Total commitments over six years total 1.9 million ounces at an average price of $306 per ounce. During 2001, optionalities, which include call options and the variable portion of the variable volume forwards contracts, declined to a total of 635000 ounces at an average price of $322 per ounce as compared to 963,000 ounces at $338 per ounce at the beginning of the year.

The Company calculates the mark-to-market value of all instruments used in the establishment of its Revenue Protection Program. The valuation is calculated independently, based on the market conditions at the end of the period, of which the gold price is a major component. The estimated mark-to-market value of Cambior's total gold sales commitments as at December 31, 2001 is $4.3 million using a spot price of $277 per ounce and the market conditions prevailing at that date. Changes on the valuation of non-hedge derivative instruments during the fourth quarter of 2001 will result in an estimated unrealized gain of $12.5 million.

FINANCIAL OBLIGATIONS

As of December 31, 2001, Cambior had financial obligations[1] of $100 million, a significant reduction from the $130 million at the beginning of the year. The debt reduction is mainly due to the sale of the interest in the El Pachón copper project, the net cash flow from operations and the completion of private placements with Jipangu. The Company intends to further reduce its financial obligations during 2002.

OUTLOOK

Louis P. Gignac, Cambior's President and Chief Executive Officer, stated: "We are pleased with the strong performance of our operations in 2001. The Omai mine saw record annual production. We met

[1] Defined as debt and obligations for delivery of gold under the prepaid gold forward sale agreement.

our revised production target of 615,000, surpassing the original target by 30,000 ounces. Our gold production target for 2002 is estimated at 547,000 ounces of gold at a direct mining cost of $225/oz. The lower budgeted gold production is due to an expected reduction at the Omai mine in accordance with the mining plan for the balance of the mine life. We will focus this year on the development of the Gross Rosebel gold project, which should provide us with the opportunity to maintain significant gold production levels in the Guiana Shield for many years to come. After the closing of the transaction with Golden Star Resources, which is expected in the coming weeks, we intend to complete a final feasibility study for the Gross Rosebel project by mid-2002 and prepare this low operating cost project for construction by the end of 2002".

The fourth quarter results and year-end audited financial results are scheduled for release on February 22, 2002.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2000 Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

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For additional information, please contact:

CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-02

TABLE 1

CAMBIOR PRODUCTION

(Cambior's share)	Fourth Quarter 2000	Fourth Quarter 2001	Full Year 2000	Full Year 2001	Target[4] 2002
GOLD					
Omai					
Production (ounces)	86,800	91,100	330,000	354,200	285,500
Tonnage milled (t)	2,009,800	2,013,200	7,875,100	7,902,600	7,674,300
Grade milled (g Au/t)	1.45	1.52	1.40	1.50	1.26
Recovery (%)	92	93	93	93	92
Direct mining costs ($/oz)[1]	231	198	226	214	237
Doyon [2]					
Production (ounces)	58,700	62,000	231,700	228,700	225,200
Tonnage milled (t)	333,000	334,700	1,337,200	1,338,700	1,327,500
Grade milled (g Au/t)	5.7	6.0	5.6	5.6	5.5
Recovery (%)	96	96	96	96	96
Direct mining costs ($/oz)[1]	211	188	214	209	217
Sleeping Giant (50%)					
Production (ounces)	9,100	7,600	39,000	31,900	36,100
Tonnage milled (t)	28,800	26,400	110,600	107,000	105,100
Grade milled (g Au/t)	9.6	9.3	11.1	9.6	11.0
Recovery (%)	97	96	98	97	97
Direct mining costs ($/oz)[1]	198	257	179	223	215
Bouchard-Hébert, Langlois [3]					
Production (ounces)	-	-	12,200	-	-
Total	154,600	160,700	612,900	614,800	546,800
NIOBIUM					
Niobec (50%)					
Production Nb (t)	278	430	1,085	1,503	1,555
Tonnage milled (t)	130,100	151,000	453,400	551,700	566,000
Grade milled (% Nb_2O_5)	0.65	0.72	0.66	0.71	0.71
Sales of Nb (t)	266	360	1,092	1,383	1,555

(1) Fourth quarter and full year 2001 results are estimates only and are unaudited.
(2) Includes the Doyon and Mouska mines.
(3) The Bouchard-Hébert and Langlois mines were sold as of May 1, 2000. Gold and silver produced at the Bouchard-Hébert and Langlois mines are reported in gold equivalent.
(4) The target production and unit costs per ounce for 2002 are based on current estimates of production programs for 2002 and using a basis of Cdn $1.55=US $1.

TABLE 2

REVENUE PROTECTION PROGRAM AS OF DECEMBER 31, 2001

		2002	2003	2004	2005	2006	2007	Total
FORWARDS								
Quantity	(000 ozs)	167	242	94	86	102	56	**747**
Average price	($/oz)	286	286	300	303	323	350	**299**
PREPAID GOLD FORWARDS								
Quantity	(000 ozs)	52	52	52	52	-	-	**208**
Price	($/oz)	235	235	235	235	-	-	**235**
VARIABLE VOLUME FORWARDS[1]								
Minimum quantity	(000 ozs)	65	68	68	68	28	-	**299**
Average price	($/oz)	332	336	338	342	346	-	**338**
MINIMUM DELIVERY OBLIGATIONS[2]								
Quantity	(000 ozs)	284	362	214	206	130	56	**1,252**
Average price	($/oz)	287	288	296	299	328	350	**298**
CALL OPTIONS[3][4]								
Quantity	(000 ozs)	264	53	53	-	-	-	**370**
Average price	($/oz)	315	300	300	-	-	-	**311**
VARIABLE VOLUME FORWARDS[1][4]								
Variable quantity	(000 ozs)	60	60	60	60	25	-	**264**
Average price	($/oz)	332	336	338	342	346	-	**338**
TOTAL DELIVERY COMMITMENTS[5]								
Quantity	(000 ozs)	608	475	327	266	155	56	**1,887**
Average price	($/oz)	304	295	305	308	331	350	**306**

(1) The Variable Volume Forward (VVF) position is for a nominal quantity of 373,176 ounces maturing at fixed delivery dates from January 2002 to May 2006. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% up to a maximum of 150% of the nominal quantity based on a spot gold price ranging from $276 per ounce to $360 per ounce. Monthly test dates are set between January 2002 and May 2004.

(2) The minimum delivery obligations include all forward contracts, the prepaid gold forward contracts and the minimum ounces deliverable under the VVF contracts.

(3) Some 71% of the call options expire over the next 12-month period, from January 2002 to December 2002. They have a strike price ranging from $285 to $340 per ounce for an average price of $311 per ounce. The Company's contingent delivery obligations under such contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(4) Certain call options sold, fixed forward and VVF positions, totalling 0.9 million ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating rate and the counter-parties pay a fixed rate of 1.25% to 1.75% per annum.

(5) The total delivery commitments include all forward contracts, prepaid gold forward sales, the maximum ounces deliverable under the VVF contracts and the call option contracts.

CAMBIOR   COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, January 31, 2002

SIGNIFICANT INCREASE IN MINERAL RESERVES AT NIOBEC MINE LIFE INCREASED TO MORE THAN 16 YEARS.

Cambior Inc., co-owner of the Niobec mine, located in the Saguenay Region of Québec, is pleased to announce an increase of nearly 60% in the mineral reserves since the beginning of 2001. The mineral reserves were estimated using drilling results and an updated evaluation which took into account lower production costs and higher mining recovery based on a rock mechanics study performed by independent experts.

Proven and probable mineral reserves currently total 18.2 million tonnes at an average grade of 0.68% Nb_2O_5, compared to 11.5 million tonnes at an average grade of 0.73% Nb_2O_5 at the end of 2000. It is important to note that more than 90% of the mineral reserves are located above level 1450 and can be mined using the current underground infrastructure, reducing the development expenses required for their extraction.

Mineral Reserves				
	At December 31, 2001		At December 31, 2000	
Niobec Mine 100%	**Tonnes (000)**	**Average grade % Nb_2O_5**	Tonnes (000)	**Average grade** % Nb_2O_5
Proven reserves	**11,666**	**0.65**	4,556	0.69
Probable reserves	**6,490**	**0.72**	6,924	0.76
Total :	**18,156**	**0.68**	11,480	0.73

According to Mr. Louis P. Gignac, President and Chief Executive Officer of Cambior, "Since it began operating 25 years ago, the Niobec mine has had an excellent history of mineral reserve renewal. We are very happy with this significant increase in reserves and its positive impact on the mine life, which is at least 16 years at the current mining rate. We are very confident that there is a high probability of expanding this deposit at depth".

The co-owners are currently preparing plans to gradually increase production by an additional 20% in order to maintain our market share as worldwide consumption for ferroniobium increases. The Niobec mine is the only producer of ferroniobium in North America and the third largest producer in the world. The Niobec mine is jointly owned by Mazarin Inc. (50%) and Cambior (50%), who is responsible for the worldwide marketing of the ferroniobium. Ferroniobium is added to steel and various alloys to improve mechanical properties and corrosion resistance.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

Qualified Persons

The estimation of mineral reserves at December 31, 2001 was completed by qualified persons employed by the operator of the Niobec Mine, Mazarin Inc. A qualified person, as defined by National Policy Statement 43-101, is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2000 Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

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For additional information, please contact:

CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-03

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, February 11, 2002
All amounts are expressed in Cdn dollars

CAMBIOR ANNOUNCES A SPECIAL WARRANT OFFERING OF UP TO $30 MILLION

Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including National Bank Financial Inc. and Scotia Capital Inc., pursuant to which the underwriters have agreed to purchase 13,846,154 special warrants on an underwritten private placement basis, at a price of $1.30 per special warrant for gross proceeds to Cambior of $18 million. The underwriters have the option to purchase an additional 9,230,769 special warrants at $1.30 each at any time prior to the closing date for additional gross proceeds of $12 million. Each special warrant will entitle the holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $1.70 for a period of 12 months from the closing date. In the event that Cambior does not obtain receipts for a final prospectus within 45 days of the closing date, each special warrant will entitle the holder to acquire 1.04 common shares and 0.52 warrant. The offering is scheduled to close on or about February 27, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

Net proceeds from this offering will be added to the working capital of the Company. Louis P. Gignac, President and Chief Executive Officer, stated "we are pleased with the confidence expressed by the underwriters in Cambior's future prospects. This offering is part of our strategy to strengthen our financial position."

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

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For additional information, please contact:

CAMBIOR INC.
Investor Relations, Robert LaVallière, Manager
Tel.: (450) 677-0040, Fax: (450) 677-3382 E-mail: info@cambior.com
Website: www.cambior.com

PR-2002-04

Cambior Inc.
MATERIAL CHANGE REPORT

BC Form 53-901F - *Securities Act* (British Columbia)
Form 27 - *Securities Act* (Alberta)
Form 25 - *Securities Act, 1988* (Saskatchewan)
Section 112 - *Securities Act* (Manitoba)
Form 27 - *Securities Act* (Ontario)
Section 76(2) - *Securities Act* (Newfoundland)
Form 27 - *Securities Act* (Nova Scotia)

1. **Reporting Issuer**

Cambior Inc. ("**Cambior**")

2. **Date of Material Change**

February 11, 2002

3. **Publication of Material Change**

A press release was issued on February 11, 2002. A copy of the press release is annexed hereto as Schedule "A".

4. **Summary of Material Change**

Cambior announced that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including National Bank Financial Inc. and Scotia Capital Inc., pursuant to which the underwriters have agreed to purchase 13,846,154 special warrants on an underwritten private placement basis, at a price of $1.30 per special warrant for gross proceeds to Cambior of $18 million. The underwriters have the option to purchase an additional 9,230,769 special warrants at $1.30 each at any time prior to the closing date for an additional gross proceeds of $12 million. Each special warrant will entitle the holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $1.70 for a period of 12 months from the closing date. In the event that Cambior does not obtain receipts for a final prospectus within 45 days of the closing date, each special warrant will entitle the holder to acquire 1.04 common shares and 0.52 warrant. The offering is scheduled to close on or about February 27, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

5. **Full Description of Material Change**

Please refer to the press release annexed hereto as Schedule "A" for a complete description of the change.

6. ***Confidentiality of Information***

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Inquiries in respect of the material change referred to herein may be made to:

Marc Dagenais
Vice President, Legal Affairs and Corporate Secretary
Cambior Inc.
Tel.: (450) 677-0040
Fax: (450) 677-3382

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 12th day of February, 2002.

Marc Dagenais
Vice President, Legal Affairs and Corporate Secretary

SCHEDULE A

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

COMMUNIQUÉ DE PRESSE
POUR PUBLICATION IMMÉDIATE

Longueuil, le 11 Février 2002
Tous les montants sont exprimés en dollars canadiens

CAMBIOR ANNONCE UNE ÉMISSION DE BONS DE SOUSCRIPTION SPÉCIAUX JUSQU'À 30 MILLIONS $

Cambior est heureuse d'annoncer qu'elle a conclu une entente avec un groupe de preneurs fermes mené par Sprott Securities Inc. et comprenant Financière Banque Nationale inc. et Scotia Capital inc., selon laquelle les preneurs fermes ont convenu d'acheter 13 846 154 bons de souscription spéciaux sur une base de prise ferme et de placement privé, à un prix de 1,30 $ par bon de souscription spécial pour un produit brut à Cambior de 18 millions $. Les preneurs fermes ont l'option d'acheter 9 230 769 bons de souscription additionnels à 1,30 $ chacun et en tout temps avant la date de clôture pour un produit brut additionnel de 12 millions $. Chaque bon de souscription spécial donnera droit à son détenteur d'acquérir, sans considération additionnelle, une action ordinaire et un demi-bon de souscription d'action. Chaque bon de souscription entier sera exerçable à un prix de 1,70 $ sur une période de 12 mois suivant la clôture. Dans l'éventualité où Cambior n'obtient pas les visas pour un prospectus final à l'intérieur d'une période de 45 jours de la date de clôture, chaque bon de souscription spécial donnera droit à son détenteur d'acquérir 1,04 action ordinaire et 0,52 bon de souscription. La clôture du placement est prévue le ou vers le 27 février 2002 et demeure assujettie à certaines conditions incluant, sans limitation, une vérification diligente satisfaisante et l'obtention de toutes les approbations réglementaires incluant l'approbation de la Bourse de Toronto.

Le produit net de cette émission sera ajouté au fonds de roulement de la Compagnie. Louis P. Gignac, président et chef de la direction, a déclaré : «Nous sommes heureux de la confiance manifestée par les preneurs fermes quant aux perspectives futures de Cambior. Cette émission s'inscrit dans notre stratégie pour renforcer notre situation financière.»

Les titres offerts ne sont pas enregistrés en vertu du *U.S. Securities Act of 1933*, tel qu'amendé, et ne peuvent être offerts ni vendus aux États-Unis en l'absence d'enregistrement ou des dispenses applicables d'enregistrement. Ce communiqué de presse ne peut constituer une offre de vente ou une sollicitation pour l'achat de valeurs mobilières à l'intérieur de tout État des États-Unis où une telle offre ou sollicitation serait contraire aux lois.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSE) et de l'*American Stock Exchange* (AMEX).

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Pour renseignements additionnels, veuillez communiquer avec:

CAMBIOR INC.
Relations avec les investisseurs
Robert LaVallière
Directeur
Tél : (450) 677-0040
Fax : (450) 677- 3382
E-mail: info@cambior.com
Internet: www.cambior.com

CP-2002-04

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, February 11, 2002
All amounts are expressed in Cdn dollars

CAMBIOR ANNOUNCES A SPECIAL WARRANT OFFERING OF UP TO $30 MILLION

Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including National Bank Financial Inc. and Scotia Capital Inc., pursuant to which the underwriters have agreed to purchase 13,846,154 special warrants on an underwritten private placement basis, at a price of $1.30 per special warrant for gross proceeds to Cambior of $18 million. The underwriters have the option to purchase an additional 9,230,769 special warrants at $1.30 each at any time prior to the closing date for additional gross proceeds of $12 million. Each special warrant will entitle the holder to receive, without payment of any further consideration, one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $1.70 for a period of 12 months from the closing date. In the event that Cambior does not obtain receipts for a final prospectus within 45 days of the closing date, each special warrant will entitle the holder to acquire 1.04 common shares and 0.52 warrant. The offering is scheduled to close on or about February 27, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

Net proceeds from this offering will be added to the working capital of the Company. Louis P. Gignac, President and Chief Executive Officer, stated «we are pleased with the confidence expressed by the underwriters in Cambior's future prospects. This offering is part of our strategy to strengthen our financial position.»

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol «CBJ».

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

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For additional information, please contact:

CAMBIOR INC.
Investor Relations, Robert LaVallière, Manager
Tel.: (450) 677-0040, Fax: (450) 677-3382 E-mail: info@cambior.com
Website: www.cambior.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: February 13, 2002

By: ______________________
André Le Bel
Senior Legal Counsel and Assistant Secretary